SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company

Profit Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company Profit Sharing and

Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPA’s, P.C.

Valhalla, New York

June 27, 2011

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments, at fair value	$244,173,324	$213,688,588

Receivables:
Notes receivable from participants	4,318,228	3,751,855
Participating employer contributions	12,919,631	11,671,061

Total receivables	17,237,859	15,422,916

Total assets	261,411,183	229,111,504

LIABILITIES:
Current liabilities	132,908	132,908

Total liabilities	132,908	132,908

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	261,278,275	228,978,596

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	2,220,793

NET ASSETS AVAILABLE FOR BENEFITS	$261,278,275	$231,199,389

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:

Investment income:

Interest and dividends	$5,229,408
Notes receivable repayment interest	217,122
Net appreciation in fair value of investments	23,103,619

Total investment income	28,550,149

Contributions:

Participating employers	12,919,631
Participants	14,711,822
Rollovers	1,206,746

Total contributions	28,838,199

Total additions	57,388,348

DEDUCTIONS:
Benefits paid to participants	21,157,812
Asset transfers out	6,063,279
Other expenses	88,371

Total deductions	27,309,462

INCREASE IN NET ASSETS	30,078,886

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	231,199,389

End of year	$261,278,275

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bank of America, N.A. (“BOA”) is the Trustee and Custodian of the Plan.

Contributions and Eligibility

a)	Deferred Contribution - The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., Future Vision Media LLC, TeamDetroit, Inc., JWT Specialized Communications, Inc., the Geppetto Group, LLC, TeamDetroit Stat LLC, JWT SO5 LLC, JWT/OgilvyAction Inc., Ring Retail LLC, The Brand Union Company, Inc. and WPP Group USA, Inc. (each an indirect wholly-owned subsidiary of WPP plc, each a “Participating Employer” and collectively the “Participating Employers”).

Employees become eligible to participate in the Plan on the first day of the month following their employment commencement date. In addition, eligible employees shall be deemed to have made an election to participate in the Plan equal to three percent of their eligible compensation until and unless the participant files a written direction or makes an electronic direction, as appropriate, negating the election.

Effective for Plan year 2010, participating employees may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. Prior to Plan year 2009, participating employees who were considered highly compensated employees (as defined by the Internal Revenue Service (“IRS”)), may have contributed between 1% and 18% (up to the annual federal dollar limit for these contributions). For Plan years 2010 and 2009, participating compensation is limited to $245,000.

b)	Matching Contribution - The relevant Participating Employer determines annually, whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

c)	Catch-Up Contributions - Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN (continued)

d)	Profit Sharing Contribution - The Profit Sharing portion of the Plan is available to all eligible U.S. employees of the Participating Employers, except that all employees of JWT Specialized Communications, Inc. are not eligible for profit sharing contributions. Eligible employees must have completed two years of qualifying service before completing a one year break in service as defined by the Plan. Annual discretionary Company Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) any Company contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a number of mutual funds, two common collective trust funds, the MRJ Value Equity Fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Vesting - Deferred Contributions, Catch-Up contributions and their related earnings are 100% vested and non-forfeitable. Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses. Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable.

Forfeited Amounts - At December 31, 2010 and 2009, the amounts in the Plan’s forfeiture account totaled $1,169,443 and $400,281, respectively.

Notes Receivable From Participants - The Plan provides for loans and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance.

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. When loans are repaid, the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During Plan years 2010 and 2009, the interest rates on loans ranged from 4.25% to 10.50% and 4.25% to 11%, respectively.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits - Distributions from the Plan are generally made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon age 59  1/2, participants may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions and Catch-Up Contributions, including earnings thereon. In addition, Rollover Contributions or Voluntary Contributions may be withdrawn at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

From January 1 to October 6, 2010, the Bank of America Retirement Preservation Trust (“BOA Trust”) was valued at contract value as described in Accounting Standards Codification 946-210-45 through 946-210-55. On October 6, 2010, the trustees of the BOA Trust approved a resolution to terminate the Trust and commence liquidation of its assets and adopted a liquidation basis of accounting in conformity with GAAP. Effective with the Trustee’s October 6, 2010 approval of the Resolution, the Trust terminated the wrap contracts and on October 7, 2010 the Trust’s assets were invested in short-term bond funds. As a result, the Trust assets valuation changed from contract accounting to fair value accounting.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements - In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The adoption did not have a material impact on the Plan’s financial condition or results of operations and applicable disclosures are included in these financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued) –

In September 2010, the FASB issued Accounting Standards Update 2010-25, Plan Accounting – Defined Contribution Pension Plan (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balances plus any accrued but unpaid interest. Previously, loans were measured at fair value and classified as investments. Participant loans have been reclassified to “Notes receivable from participants” as of December 31, 2010 and December 31, 2009. Interest income related to participant loans has been presented as “Notes receivable repayment interest”.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Administrative and investment expenses of the Plan are paid for by the Plan to the extent not paid by the Company.

Subsequent Events - The Plan’s management evaluated subsequent events through June 27, 2011, the date the financial statements were available to be issued. Effective February 22, 2011, the Wells Fargo Stable Value Return Fund, Class C replaced the BOA Trust as an investment option in the Plan.

3.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

3.	FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Level 1 Fair Value Measurements

The fair value of the WPP Stock Fund and mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value the MRJ Value Equity fund, which is not traded in an active market, is valued at the unit value of the fund, which is based on the fair value of the underlying investments.

The Bank of America, N.A. Equity Index Trust (“EIT”), a common collective trust, invests primarily in a portfolio of equity securities valued at fair value based on quoted prices in active markets for the underlying securities.

The Bank of America, N.A. Retirement Preservation Trust (“Trust”), a common collective trust, invests primarily in short-term bond funds valued at the liquidation value as described in Note 2 to the financial statements.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2010 and 2009.

		Fair Value Measurements Using
As of December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Bond funds	$53,989,719	$53,989,719	$—	$—
Stock funds	132,962,508	109,988,251	22,974,257	—
Common collective trusts	47,889,381	—	47,889,381	—
WPP Stock Fund	9,105,083	9,105,083	—	—
Cash and accrued income	226,633	226,633	—	—

Total	$244,173,324	$173,309,686	$70,863,638	$—

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

3.	FAIR VALUE MEASUREMENTS (continued)

		Fair Value Measurements Using
As of December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Bond funds	$48,929,210	$48,929,210	$—	$—
Stock funds	117,425,151	97,094,899	20,330,252	—
Common collective trusts	39,767,371	—	39,767,371	—
WPP Stock Fund	7,448,049	7,448,049	—	—
Cash and accrued income	118,807	118,807	—	—

Total	$213,688,588	$153,590,965	$60,097,623	$—

4.	INVESTMENTS

The Plan’s investments are held in a trust fund. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010		2009
Description of Investment	Shares	$ Value	Shares	$ Value
BlackRock US Opportunities Port Fd Cl I	394,631	16,286,419	396,164	13,319,026
BlackRock Capital Appreciation Fund, Cl I	1,005,264	23,905,167	1,128,128	22,427,176
Davis NY Venture Cl Y	400,502	13,893,409	394,862	12,355,224
JPMorgan Gov’t Bond Fund Select Cl.	2,226,842	24,183,508	2,000,510	21,065,365
Bank of America, N.A. Retirement Preservation Trust	37,177,228	37,177,228	32,658,715	30,437,922
MRJ Value Equity Fund	1,198,448	22,974,257	1,226,191	20,330,252
Pimco Total Return Fund, Cl. I	2,747,116	29,806,211	2,579,986	27,863,845
Thornburg Int’l Value Fund Cl. I	953,738	27,315,053	939,421	23,833,101

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $23,103,619 as follows:

WPP Stock Fund	$1,981,653
Common collective trusts	1,389,643
MRJ Value Equity Fund	3,137,201
Mutual funds	16,595,122

Total net appreciation in fair value of investments	$23,103,619

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

5.	FEDERAL INCOME TAXES

The IRS has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and thereby is exempt from taxation under Section 501(a) of the Code.

The Plan obtained its latest determination letter on June 17, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan has submitted an application for a new determination letter on January 31, 2011. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants are not taxed currently on Company Profit Sharing, Deferred Contributions, Catch-Up Contributions or Matching Contributions or on income earned by the Plan. Upon termination of employment, lump-sum distributions made by the Plan to participants, their estates, or beneficiaries in excess of the participants’ Voluntary Contributions, are subject to federal income taxes. Distributions representing Voluntary Contributions are not taxable.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trusts and mutual funds managed by Bank of America, N.A., who is the Trustee and Custodian of the Plan.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. The Plan held 146,927 WPP plc ADSs in the WPP Stock Fund valued at $9,105,083 at December 31, 2010, and at December 31, 2009 the Plan held 153,095 WPP Group plc ADSs in the WPP Stock Fund valued at $7,448,049.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right to terminate the Plan and each Participating Employer may terminate its participation in the Plan subject to the provisions of ERISA and the terms of the Plan. In the event of the Plan terminating, participants will become 100% vested in their accounts.

8.	NET ASSET TRANSFERS

During 2010, assets of $6,603,279, representing account balances of MJM Creative Services, Inc. employees, were transferred to The Savings & Investment Plan, a qualified retirement plan sponsored by an affiliate of the Company.

9.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

EIN: 13-1378860	FORM 5500, SCHEDULE H, PART IV, LINE 4i—
PN: 010	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	WPP Stock Fund
*	WPP plc	American Depositary Shares	*	*	$9,105,083

	Common Collective Trusts
*	Bank of America, N.A. Retirement Pres. Trust	Common Collective Trust	*	*	37,177,228
*	Bank of America, N.A. Equity Index Trust XIII	Common Collective Trust	*	*	10,712,153

	Total common collective trusts				47,889,381

	Mutual Funds
	Fidelity Adv Diversified Int’l Cl. T	Mutual fund	*	*	3,446,246
	JP Morgan Gov’t Bond Fund Select CL	Mutual fund	*	*	24,183,508
*	BlackRock US Opportunities Port Fd, Cl I	Mutual fund	*	*	16,286,419
*	BlackRock Capital Appreciation Fund, Cl I	Mutual fund	*	*	23,905,167
	Pimco Total Return Fund, Cl I	Mutual fund	*	*	29,806,211
	Allianz NFJ Small-Cap Value Cl. I	Mutual fund	*	*	10,389,873
	Perkins Mid Cap Value Fund, Cl I	Mutual fund	*	*	10,289,559
	Thornburg Int’l Value Cl. I	Mutual fund	*	*	27,315,053
	Fidelity Adv Small Cap Fund Cl. A	Mutual fund	*	*	4,462,525
	Davis NY Venture Cl Y	Mutual fund	*	*	13,893,409

	Total mutual funds				163,977,970

	MRJ Value Equity Fund	Portfolio Fund	*	*	22,974,257

	Cash and accrued income				226,633

	Total Investments				244,173,324
	Notes receivable from participants	Interest rates from 4.25% - 10.50%			4,318,228

	Total Assets Held for Investment				$248,491,552

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 29, 2011	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm